

March 21, 2003

Dear Shareholder:

The directors and officers of First Indiana Corporation join me in extending to you a cordial invitation to attend the Annual Meeting of our shareholders. This meeting will be held on Wednesday, April 16, 2003 at 9:00 a.m. E.S.T., on the second floor of the Hamilton County Historic Courthouse, 33 North Ninth Street, corner of Ninth Street and State Road 32, Noblesville, Indiana.

Please note that this year's meeting is being held in a different location from years past: historic Noblesville, Indiana, in honor of our recent acquisition of Hamilton County's MetroBanCorp, which makes First Indiana the largest locally-owned bank in that growing market.

We believe that First Indiana is strategically positioned for enhanced shareholder value in the years to come. At the Annual Meeting, we will review our achievements in 2002 and share our plans for additional growth.

The formal notice of this Annual Meeting and the proxy statement appear on the following pages. After reading the proxy statement, *please mark, sign, and return the enclosed proxy card, or vote your proxy via telephone or the Internet in accordance with the instructions on your proxy card, to ensure that your votes on the business matters of the meeting will be recorded.*

We hope that you will attend this meeting. Whether or not you attend, we urge you to return your proxy promptly in the postpaid envelope provided, or to register your vote via telephone or the Internet. After doing so, you may, of course, vote in person on all matters brought before the meeting.

We look forward to seeing you on April 16.

Sincerely,

Robert H. McKinney,
Chairman

FIRST INDIANA CORPORATION
INDIANAPOLIS, INDIANA

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of the shareholders of First Indiana Corporation (the "Corporation") will be held in the Hamilton County Historic Courthouse, 33 North Ninth Street, corner of Ninth Street and State Road 32, Noblesville, Indiana 46060, on April 16, 2003 at 9:00 a.m. E.S.T., to consider and take action on the following matters:

1. The election of three (3) directors of the Corporation;

2. The re-approval of performance measures included in the Long-Term Management Performance Incentive Plan;

3. The ratification of the selection of KPMG LLP as the Corporation's independent auditors for 2003; and

4. The transaction of such other business as may properly come before the meeting and any adjournments thereof.

Only shareholders of record at the close of business on February 14, 2003 are entitled to notice of and to vote at this meeting and any adjournments thereof.

By order of the Board of Directors,

David A. Butcher,
Secretary

Indianapolis, Indiana
March 21, 2003

FIRST INDIANA CORPORATION

First Indiana Plaza
135 North Pennsylvania Street
Indianapolis, Indiana 46204

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of First Indiana Corporation (the "Corporation" or "we") of proxies to be voted at the Annual Meeting of Shareholders to be held on Wednesday, April 16, 2003, and at any adjournment thereof. The approximate date of mailing this proxy statement is March 21, 2003. The following is important information in a question-and-answer format regarding the Corporation, its wholly owned subsidiary First Indiana Bank (the "Bank"), the Annual Meeting and this Proxy Statement.

Q: What am I voting on?

You are voting on (1) the election of three directors (Anat Bird, William G. Mays, and Gerald L. Bepko), (2) the re-approval of performance measures included in the Long-Term Management Performance Incentive Plan (the "Long-Term Plan"), and (3) a proposal to ratify the Board of Directors' selection of KPMG LLP ("KPMG") as the Corporation's independent auditors for 2003.

Q: Who is entitled to vote?

Shareholders as of the close of business on February 14, 2003 (the "Record Date") are entitled to vote at the Annual Meeting. Each shareholder is entitled to one vote for each share of common stock held on the Record Date. As of the Record Date, 15,596,968 shares of the Corporation's common stock were issued and outstanding.

Q: How do I vote?

Sign and date each proxy card you receive and return it in the prepaid envelope, or vote your proxy via telephone or the Internet in accordance with the instructions on your proxy card. If you return your signed proxy card but do not indicate your voting preferences, we will vote on your behalf FOR the three director nominees; FOR the re-approval of performance measures included in the Long-Term Plan; and FOR ratification of the Board of Directors' selection of KPMG as the Corporation's independent auditors for 2003. You have the right to revoke your proxy any time before the meeting by (1) notifying the Corporation's Secretary, or (2) returning a later-dated proxy. You also may revoke your proxy by voting in person at the meeting.

Q: What does it mean if I get more than one proxy card?

It means you hold shares registered in more than one account. Sign and return all proxy cards to ensure that all your shares are voted.

Q: Who will count the vote?

Representatives of National City, our transfer agent, will tabulate the votes and act as inspectors of the election.

Q: What constitutes a quorum?

A majority of the outstanding shares, present in person or represented by proxy, constitutes a quorum for the Annual Meeting.

Q: How many votes are needed for approval of each item?

There are different voting requirements for the proposals. Directors will be elected by a plurality of the votes cast at the Annual Meeting. Consequently, the three nominees receiving the most votes will be elected directors. Only votes cast for a nominee will be counted, except that the accompanying proxy will be voted for the three director nominees unless the proxy contains instructions to the contrary. Proxies submitted by brokers that do not indicate a vote for the proposal to elect directors because the holders do not have discretionary voting authority and have not received instructions from the beneficial owners on how to vote on those proposals are called "broker non-votes." Broker non-votes, abstentions and instructions on the accompanying proxy card to withhold authority to vote for one or more of the nominees will result in those nominees receiving fewer votes.

The re-approval of performance measures included in the Long-Term Plan and the ratification of the Corporation's selection of KPMG to serve as independent auditors for 2003 both require an affirmative vote of a majority of the shares present in person or by proxy and entitled to vote at the Annual Meeting. For these proposals, abstentions and broker non-votes will not be voted for or against the proposals and will not be counted as entitled to vote.

Any other matter to come before the Annual Meeting will be approved if the votes cast at the Annual Meeting (in person or represented by proxy) in favor of such proposal exceed the votes opposing such proposal. An abstention, non-vote, or broker non-vote will not change the number of votes cast for or against any such matter.

Q: Who can attend the Annual Meeting?

All shareholders as of the Record Date can attend.

Q: What percentage of stock do the directors and executive officers own?

Together, they own approximately 25.36% of the Corporation's common stock as of the Record Date. (See pages 4-5 for details.)

Q: Who are the largest principal shareholders?

A group consisting primarily of Robert H. McKinney and Marni McKinney is the single largest shareholder of the Corporation, beneficially owning 2,801,500 shares, or 17.6% of the Corporation's common stock, as of the Record Date.

Q: When are shareholder proposals and nominations for the 2004 meeting due?

The Corporation's 2004 Annual Meeting is anticipated to be held April 21, 2004. To be considered for inclusion in next year's Proxy Statement, shareholder proposals must be submitted in writing by November 15, 2003, to the Corporation's Secretary, 2800 First Indiana Plaza, 135 N. Pennsylvania Street, Indianapolis, Indiana 46204. In addition, the Corporation's By-laws provide that any shareholder wishing to nominate a candidate for director or propose other business at the Annual Meeting must give the Corporation written notice 60 days before the meeting, and the notice must provide certain other information as described in the By-laws. Copies of the By-laws are available to shareholders free of charge upon request to the Corporation's Secretary. The persons named in the proxies retain the discretion to vote proxies on matters of which the Corporation is not properly notified at its principal executive offices on or before 60 days before the meeting, and also retain such authority under certain other circumstances.

Q: What happens if I consent to electronic access of future documents?

We are pleased to offer our shareholders the option to receive shareholder communications (for example, annual reports and proxy statements) from us or on our behalf over the Internet, instead of receiving those documents in print. Participation is completely voluntary. If you give your consent, we will notify you when material is available over the Internet and provide you with the Internet location where the material is available. Once you give your consent, it will remain in effect until you inform us otherwise.

Additionally, to enable us to send you shareholder communications via e-mail, please send an e-mail from your preferred e-mail address to investorrelations@firstindiana.com. Please include your full name and postal address and mention in your e-mail that you are requesting e-mail notification. There is no cost to you for this service other than any charges you may incur from your Internet provider, telephone company and/or cable company. If you have previously consented to receive shareholder communications over the Internet and/or requested e-mail notification of shareholder communications, you do not need to provide an additional consent or request at this time.

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STOCK OWNERSHIP BY DIRECTORS, OFFICERS
AND CERTAIN SHAREHOLDERS

The following table shows, as of February 14, 2003, the number and percentage of shares of common stock held by each person known to the Corporation who owned beneficially more than five percent of the issued and outstanding common stock of the Corporation, and shares held by the Corporation's directors and certain executive officers:

Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Gerald L. Bepko	55,259[1]	[2]
Anat Bird	703[3]	[2]
William J. Brunner	2,806[4]	[2]
Patrick J. Early	74,935[5]	[2]
Pedro P. Granadillo	2,787[6]	[2]
Andrew Jacobs, Jr.	22,195[7]	[2]
David A. Lindsey	138,350[8]	[2]
William G. Mays	0	—
Marni McKinney	2,801,500[9]	17.6%
Robert H. McKinney	2,801,500[9]	17.6%
Owen B. Melton, Jr.	459,194[10]	2.9%
Phyllis W. Minott	57,448[11]	[2]
Marvin C. Schwartz	791,557[12]	5.1%
Michael L. Smith	81,703[13]	[2]
John W. Wynne	67,307[14]	[2]
All Executive Officers and Directors as a Group (19 Persons)	4,022,825[15]	25.36%

---

[1] Includes 5,433 shares held in trust under the Bank's Employees' Stock Purchase Plan (the "Stock Purchase Plan"), 4,623 shares held jointly with Mr. Bepko's spouse, and 42,318 shares as to which there is a right to acquire beneficial ownership as specified in Rule 13d-3(d)(1) under the Securities Exchange Act of 1934 (the "Exchange Act").

[2] The number of shares represents less than one percent of the Corporation's common stock outstanding.

[3] Includes 103 shares held in trust under the Stock Purchase Plan.

[4] Includes 1,556 shares held in trust under the Stock Purchase Plan.

[5] Includes 1,597 shares held in trust under the Somerset Financial Services Employee Stock Purchase Plan and 5,293 shares as to which there is a right to acquire beneficial ownership as specified in Exchange Act Rule 13d-3(d)(1).

[6] Includes 126 shares held in trust under the Stock Purchase Plan and 1,061 shares held in trust under the Directors' Deferred Fee Plan.

[7] Includes 2,117 shares held in trust under the Stock Purchase Plan and 18,728 shares as to which there is a right to acquire beneficial ownership as specified in Exchange Act Rule 13d-3(d)(1).

[8] Includes 187 shares held in trust under the Stock Purchase Plan and 15,000 shares as to which there is a right to acquire beneficial ownership as specified in Exchange Act Rule 13d-3(d)(1).

[9] These shares are beneficially owned by a group consisting primarily of Robert H. McKinney and Marni McKinney. Mr. McKinney's holdings include 817,467 shares owned directly by Mr. McKinney (including 12,000 shares of restricted stock granted to Mr. McKinney pursuant to the Corporation's Long-Term Plan and the Corporation's 2002 Stock Incentive Plan (the "2002 Plan")), 5,274 shares held in trust under the Stock Purchase Plan, 42,897 shares owned of record by Mr. McKinney's wife, 161,696 shares underlying options granted to Mr. McKinney by the Corporation which Mr. McKinney is deemed to beneficially own under Exchange Act Rule 13d-3(d)(1) and 841,301 shares held by a limited partnership established by Mr. McKinney for the benefit of his children, including Marni McKinney, which Mr. McKinney is deemed to beneficially own under Exchange Act Rule 13d-3(d)(1). Marni McKinney's holdings include 142,856 shares owned directly by Ms. McKinney (including 12,000 shares of restricted stock granted to Ms. McKinney pursuant to the Long-Term Plan and the 2002 Plan), 13,004 shares held in trust under the Stock Purchase Plan, 8,104 shares held on her behalf under the Bank's 401(k) Plan, 166 shares held in an IRA and 192,417 shares underlying options granted to Ms. McKinney by the Corporation which Ms. McKinney is deemed to beneficially own under Exchange Act Rule 13d-3(d)(1)). The total held by the group also includes 576,318 shares held in two irrevocable trusts of which Ms. McKinney is the trustee and which were established by Mr. McKinney for the benefit of his children.

[10] Includes 137,497 shares as to which Mr. Melton has the right to acquire beneficial ownership as specified in Exchange Act Rule 13d-3(d)(1), 15,972 shares held in trust under the Stock Purchase Plan, 2,218 shares held on his behalf under the Bank's 401(k) Plan, 135,583 shares owned of record jointly with Mr. Melton's spouse, 77,342 shares owned of record by Mr. Melton's spouse and 12,000 shares of restricted stock under the Long-Term Plan and the 2002 Plan.

[11] Includes 13,936 shares held in trust under the Stock Purchase Plan, 461 shares held under the Dividend Reinvestment Plan, and 37,456 shares as to which there is a right to acquire beneficial ownership as specified in Exchange Act Rule 13d-3(d)(1).

[12] This information is taken from a Schedule 13D Report dated October 11, 2000 and filed by the shareholder with the Securities and Exchange Commission. It does not reflect any changes in those shareholdings that may have occurred since the date of such filing, except as adjusted to reflect the five-for-four stock split on February 27, 2002 to shareholders of record February 13, 2002.

[13] Includes 42,138 shares as to which there is a right to acquire beneficial ownership as specified in Exchange Act Rule 13d-3(d)(1).

[14] Includes 4,889 shares held in trust under the Stock Purchase Plan, 38 shares held under the Dividend Reinvestment Plan and 28,092 shares as to which there is a right to acquire beneficial ownership as specified in Exchange Act Rule 13d-3(d)(l).

[15] Includes 88,188 shares held in trust under the Stock Purchase Plan, 4,044 shares held under the Dividend Reinvestment Plan, 19,856 shares held under the Bank's 401(k) Plan, and 742,965 shares as to which there is a right to acquire beneficial ownership as specified in Exchange Act Rule 13d-3(d)(1).

PROPOSAL NO. 1:   ELECTION OF DIRECTORS

Three directors are to be elected. Anat Bird, William G. Mays and Gerald L. Bepko have been nominated for a term of three years and until their successors are elected and qualified. If elected, Ms. Bird and Mr. Mays will fill the positions left vacant by the retirement of Andrew Jacobs, Jr. and John W. Wynne. The Board of Directors thanks Mr. Jacobs and Mr. Wynne for their service to the Corporation. Mr. Bepko is a member of the present Board of Directors and has consented to serve an additional term.

The other directors listed in the table below will continue in office until the expiration of their terms. With the exception of Mr. Mays, all of the nominees and the other directors listed in the table below also are members of the Board of Directors of the Bank. For directors of the Corporation who were directors of the Bank before the Corporation was formed in 1986, the table below lists the year in which the director became a director of the Bank. If, at the time of the Annual Meeting, any of the nominees is unable or declines to serve, the discretionary authority provided in the proxy may be exercised to vote for a substitute or substitutes. The Board of Directors has no reason to believe that any substitute nominee or nominees will be required.

The Board of Directors unanimously recommends the election of the following nominees.

NOMINEES FOR TERMS EXPIRING IN 2006

Name, Age, Principal Occupation(s) and Business Experience During Past 5 Years	Director Since
Anat Bird, Age 51	2002

President and Chief Executive Officer of SCB Forums, Ltd., a private corporation which plans meetings for bank executives and occasionally provides consulting services for banks; former President and Chief Executive Officer of California Community Bancshares (2001); former executive at Wells Fargo Bank (formerly Norwest Bank) (1997-2000); former Chief Operating Officer of Roosevelt Bank (1995-1997); Director of Sterling Bancshares, Inc. (2002-Present); and Director of MidFirst Bank (2003-Present).

William G. Mays, Age 57	Nominee

Founder and President of Mays Chemical Co., Inc., a full line distribution company headquartered in Indianapolis, Indiana (1980-Present); Director, Anthem, Inc., a health benefits management company headquartered in Indianapolis, Indiana (1993-Present); and Director, Vectren Corporation, a gas and electric utility company headquartered in Evansville, Indiana (1998-Present).

Gerald L. Bepko, Age 62	1988

Interim President of Indiana University (2002-Present); Vice President for Long-Range Planning of Indiana University and Chancellor, Indiana University-Purdue University at Indianapolis (1986-2002); Director, Lumina Foundation and Indianapolis Life Insurance Company; formerly Director, USA Group and USA Funds.

DIRECTORS WHOSE TERMS EXPIRE IN 2005

Name, Age, Principal Occupation(s) and Business Experience During Past 5 Years	Director Since
Pedro P. Granadillo, Age 55	2002

Senior Vice-President (1999-Present); Vice-President of Human Resources (1993-1998), Eli Lilly and Company, a pharmaceutical company.

Marni McKinney, Age 46	1992

Vice Chairman and Chief Executive Officer of the Corporation and Chairman of the Bank; formerly Director, Vice Chairman, and Chief Executive Officer, The Somerset Group, Inc., financial services provider; previously President and Executive Vice President of The Somerset Group, Inc., and Vice President of the Corporation and the Bank.

Phyllis W. Minott, Age 64	1976

Formerly Chairman and Chief Executive Officer, Minott Motion Pictures, Inc., commercial movie production (1994-2000); previously General Auditor, Controller, Accounting, and Chief Accounting Officer, Eli Lilly and Company, a pharmaceutical company (1960-1993).

DIRECTORS WHOSE TERMS EXPIRE IN 2004

Name, Age, Principal Occupation(s) and Business Experience During Past 5 Years	Director Since
Robert H. McKinney, Age 77	1954

Chairman of the Corporation and Chairman of the Executive Committee of the Bank; formerly Chairman and Director, The Somerset Group, Inc., financial services provider; retired partner, Bose McKinney & Evans LLP, attorneys (1963-1977; 1980-1991); formerly Chairman, Federal Home Loan Bank Board (1977-1979).

Owen B. Melton, Jr., Age 56	1983

President and Chief Operating Officer of the Corporation and President and Chief Executive Officer of the Bank.

Michael L. Smith, Age 54	1985

Executive Vice President and Chief Financial Officer, Anthem, Inc., a health benefits management company; Director of FinishMaster, Inc. and First Internet Bank of Indiana; formerly Senior Vice President, Anthem, Inc.; formerly Chief Operating Officer and Chief Financial Officer, American Health Network, Inc., a physician management company; formerly Director of The Somerset Group, Inc.

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During 2002, the Boards of Directors of the Corporation and the Bank each met seven times. All directors attended in excess of 75% of the aggregate of the total number of meetings of the Boards of Directors of the Corporation and the Bank (considered separately) and the total number of meetings held by all Corporation and Bank committees (considered separately) on which he or she served.

Certain Committees of the Boards of Directors of the Corporation and the Bank

Among other committees, the Board of Directors of the Corporation has an Audit Committee, a Compensation Committee, an Executive Committee, an Investment Committee and a Technology Committee.

Audit Committee. As specified in its charter, a copy of which is included as *Exhibit A* to this Proxy Statement, the Audit Committee (i) oversees the integrity of the Corporation's reporting processes and systems of internal control, (ii) is responsible for the appointment, compensation and oversight of the activities of the Corporation's independent auditors, (iii) oversees and evaluates the activities of the director of internal audit and staff, (iv) provides avenues of communications among the independent auditors, management, the internal auditing department, and the Board of Directors, and (v) provides an avenue of communications for all directors, officers and employees to assure that the Corporation's policies and applicable laws and regulations are adhered to by all personnel. The members of the Corporation's Audit Committee in 2002 were Phyllis W. Minott (Chairperson), Anat Bird, Andrew Jacobs, Jr., Michael L. Smith, and John W. Wynne. The Audit Committee met four times during 2002. (See pages 24-25 for details.)

Compensation Committee. The Compensation Committee reviews and makes recommendations to the Board of Directors with respect to the compensation of directors, officers, and employees of the Corporation and the Bank, administers and grants options and other stock awards under the Corporation's stock option plans, and administers the Stock Purchase Plan (as defined in footnote 1 on page 4). The members of the Compensation Committee during 2002 were Gerald L. Bepko (Chairman), Pedro P. Granadillo, Phyllis W. Minott and John W. Wynne. The Compensation Committee met three times during 2002. (See pages 10-17 for details.)

Executive Committee. The Executive Committee exercises the authority of the Board of Directors when the Board of Directors is not in session, except as such authority is limited by law, the Corporation's Articles of Incorporation or its Bylaws. The members of the Executive Committee during 2002 were Robert H. McKinney (Chairman), Marni McKinney, Owen B. Melton, Jr., Gerald L. Bepko and Michael L. Smith. The Executive Committee met three times during 2002.

Investment Committee. The Investment Committee reviews and makes recommendations to the Board of Directors regarding investments and proposed investments of the Corporation and the Bank. The members of the Investment Committee during 2002 were Owen B. Melton, Jr. (Chairman), Robert H. McKinney, Marni McKinney, Andrew Jacobs, Jr. and John W. Wynne. The Investment Committee met four times during 2002.

Technology Committee. The Technology Committee reviews and makes recommendations to the Board of Directors with respect to the technology needs of the Corporation and the Bank. The members of the Technology Committee during 2002 were Michael L. Smith (Chairman), Marni McKinney, Owen B. Melton, Jr., Anat Bird and Pedro P. Granadillo. The Technology Committee met once during 2002.

Compensation of Directors

For their services in 2002, the Directors of the Corporation and the Bank, other than Robert H. McKinney, Marni McKinney and Owen B. Melton, Jr., each received 600 shares of common stock of the Corporation as an annual retainer, plus cash in the amount of $2,000 per meeting of the full Board of Directors, $1,700 per committee meeting (excluding the Trust Committee), and $850 per Trust Committee meeting attended. The 600 share annual retainer was fixed in January 2002, but was conditioned upon the director's continued service and was not paid and did not become payable until January 2, 2003.

Under the 2002 Plan (as defined in footnote 9 on page 5), the Corporation reserved 2,625,000 shares of its common stock for issuance upon the exercise of options granted under the 2002 Plan or outstanding under prior stock incentive plans. Under the plan, the Compensation Committee is authorized to construe, interpret and implement the 2002 Plan, to select the eligible persons to whom awards will be granted, to determine the terms and provisions of such awards, and to amend outstanding awards. The Corporation granted options to purchase 1,000 shares to each outside director on June 27, 2002, in accordance with the plan. Since grants to outside directors traditionally are made on the date of the Annual Meeting or the date on which they are elected as directors, these options specified an option exercise price equal to the market price of the shares on the date of the 2002 Annual Meeting (April 30, 2002), except for those granted to Anat Bird, which specified an option exercise price equal to the market value of the shares on the date she was appointed as a director (May 19, 2002). The options specified a vesting date of April 30, 2003, except for those granted to Ms. Bird, which specified a vesting date of May 19, 2003.

Under the Directors' Deferred Fee Plan, directors of the Corporation may elect to defer all or any portion of the fees payable for attendance at a Board of Directors or committee meeting. The deferred fees then are contributed to a trust which, at the election of the director, buys the Corporation's common stock with such fees or invests such fees in an interest-bearing account. Directors are not eligible to receive shares or cash held under the plan until they cease to be a director, officer, or employee of the Corporation. Amounts deferred are not taxable to the director until the trust distributes the cash or stock to the director. In the event of a change in control of the Corporation, amounts held under the plan are payable immediately in one lump sum.

Directors also may elect to contribute part or all of their fees (other than the annual retainer payable in stock) to the Stock Purchase Plan. As with other participants, the Bank matches such contributions (excluding any portion thereof in excess of 10% of the director's pay) and purchases the Corporation's common stock on the open market at the prevailing market price. The material features of the Stock Purchase Plan are described under the heading "EXECUTIVE COMPENSATION."

Certain Transactions

The Bank offers its directors, officers, and employees a loan plan involving variable-rate mortgages, lines of credit, home equity loans, credit cards, and various installment loans with a lower interest rate (not below the Bank's cost of funds) and waiver of loan origination fees, and fixed-rate mortgage loans with waiver of loan origination fees only. Except as described above, all outstanding loans to directors, officers, and employees have been made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with non-affiliated persons, and did not involve more than the normal risk of collectibility or present other unfavorable terms. Management believes that these loans neither involve more than the normal risk of collectibility nor present other unfavorable features.

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9

EXECUTIVE COMPENSATION

The following Report of the Compensation Committee, as well as the following Performance Graph, shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any of the Corporation's filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Corporation specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

Report of the Compensation Committee

Policy and Performance Measures

In determining the compensation of executive officers, the Compensation Committee strives to maintain an appropriate balance between executive pay and the creation of shareholder value. Executive compensation must attract and retain well-qualified officers while at the same time motivate them to achieve the short-term and long-term strategic goals of the Corporation. To achieve this balance, executive officers receive a competitive base salary and also have the opportunity to earn bonuses tied to the Corporation's overall performance.

The Compensation Committee based the 2002 annual salaries of the Corporation's executive officers on the results of surveys compiled by an independent consultant. The compensation consultant began with an analysis of the compensation of executive officers of other financial institutions and utilized a regression analysis to conform the compensation survey data to the Corporation's asset size. The consultant derived the weighted average salaries of the executive officers of the institutions contained in the survey, and then calculated average (mean) salaries. The Compensation Committee relied on this independent calculation of average salaries in setting the salaries of the Corporation's executive officers.

In order to more directly tie executive compensation to the Corporation's overall performance, the Compensation Committee also administers short-term and long-term bonus plans. These plans are designed to increase the total compensation of the Corporation's executive officers only if the Corporation's performance merits such increases. The Compensation Committee is guided by the principle that when certain corporate goals are achieved, the executive officers who contributed to the Corporation's success should be rewarded accordingly.

Under the Corporation's Long-Term Plan (as defined on page 1), performance-based compensation would have been awarded at the end of fiscal year 2002 if certain performance targets were achieved. However, no performance-based compensation was awarded at the end of fiscal year 2002 because the performance targets were not achieved. Going forward under the Long-Term Plan, performance based compensation will be awarded at the end of fiscal year 2005 if certain performance targets are achieved, subject to shareholder re-approval of the performance measures included in the Long-Term Plan. For a more detailed discussion of the Long-Term Plan, please refer to Proposal No. 2 and the discussion thereof on pages 17-22.

The Compensation Committee believes that stock ownership by management and stock-based performance compensation arrangements are beneficial in aligning management's and shareholders' interests in the enhancement of shareholder value. Accordingly, the Corporation has adopted management stock ownership objectives to be attained by officers and directors of the Corporation and the Bank. Each officer and director of the Corporation and the Bank is expected to own Corporation stock with a market value equal to a specified multiple of such officer's or director's compensation. These multiples range from one times base compensation for branch managers and vice presidents, to three times base compensation for senior vice presidents, and five times base compensation for the Corporation's Chairman, Vice Chairman and President, as well as for the Corporation's Board of Directors. (Such multiples already have been attained by Mr. McKinney, Ms. McKinney and Mr. Melton.) All of the officers and directors have attained the specified goals, or have made significant progress toward attaining the goals, and the Compensation Committee will continue to monitor and encourage the officers' and directors' attainment of those goals. The Board of Directors believes that these stock ownership requirements will further align the interests of the Bank's management with the objectives of the Corporation's shareholders.

Additionally, the Compensation Committee typically considers granting stock options to various executive officers, including the executive officers named in the Summary Compensation Table. Stock options were awarded in 2002. Any compensation derived from the stock options will be directly related to the performance of the Corporation's stock.

To further encourage Bank officers and employees, as well as directors, to acquire ownership of the Corporation, such persons are eligible to contribute a portion of their earnings to the Stock Purchase Plan after completing six months of service. Such contributions are used to purchase the Corporation's stock each month at the then-prevailing market price. If the Corporation attains specified performance objectives for a calendar year (as determined by the Compensation Committee), the Bank generally will match participant contributions during the next plan year at a ratio of one-to-three. If such performance objectives are not achieved for a calendar year, participant contributions during the subsequent plan year will be matched at a ratio of one-to-four. Because the Corporation did not achieve the performance objectives specified for the year ended December 31, 2001, participant contributions for the plan year beginning April 1, 2002 were matched at a ratio of one-to-four. Contributions by the Bank to the accounts of the executive officers named in the Summary Compensation Table (see pages 13-14) during the calendar year ended December 31, 2002 are set forth in the column titled "All Other Compensation." Because the Corporation did not achieve the performance objectives for the year ended December 31, 2002, participant contributions for the plan year beginning April 1, 2003 will be matched at a ratio of one-to-four.

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), limits deductibility for federal income tax purposes of compensation in excess of $1,000,000 paid to certain executive officers, unless certain exceptions, including tying compensation to performance, are satisfied. The Compensation Committee intends to link executive compensation to performance, as described above, and to submit compensation plans for shareholder approval when necessary and appropriate, in order to maximize the deductibility of executive compensation to the Corporation. To that end, the Compensation Committee historically has established and maintained salary levels and incentive plan standards in an effort to ensure such compensation will be deductible, and the committee believes that it can continue to manage the Corporation's executive compensation program, including the Long-Term Plan, to ensure deductibility.

CEO Performance

Ms. McKinney served as the Chief Executive Officer of the Corporation, while Mr. Melton served as the Chief Executive Officer of the Corporation's principal operating unit, the Bank. Ms. McKinney and Mr. Melton devoted all of their time to the strategic direction and operations of the Corporation and the Bank.

Like the salaries of the Corporation's other executive officers, Ms. McKinney's and Mr. Melton's 2002 salaries were derived from the data compiled by the independent consultant. Since these two individuals had the greatest impact on the Corporation's long-term performance, their salaries were determined based on their achievement of certain goals relating to the Corporation's performance during the prior year, such as return on equity, return on assets, credit quality, and management of operating expenses.

Because Mr. Melton is the chief executive officer of the Corporation's chief operating unit and responsible for its day-to-day activities, the Compensation Committee gave special weight to Mr. Melton's achievement of these objectives when determining his salary for 2002. In addition, the Compensation Committee met separately with Mr. McKinney and Ms. McKinney for their candid evaluation of Mr. Melton's performance during 2002 and his achievement of the objectives described above. The Corporation's attainment of certain of the 2002 performance goals resulted in an increase in both Ms. McKinney's and Mr. Melton's salaries for 2003. Ms. McKinney, Mr. Melton and Mr. McKinney each voluntarily declined a salary increase for 2002.

Compensation Committee
Gerald L. Bepko, Chairman
Phyllis W. Minott
John W. Wynne

Performance Graph

The following line graph compares the cumulative total shareholder return on the common stock of the Corporation over the last five fiscal years with the cumulative total return of the NASDAQ Stock Market Index and the cumulative total return of the NASDAQ Bank Index over the same period.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN*

FIRST INDIANA CORPORATION COMMON STOCK, NASDAQ STOCK MARKET INDEX AND NASDAQ BANK INDEX **



$300
$200
$100
$0
TOTAL RETURN INDEX
% Change for 12 months ended 12/31/02
First Indiana Corporation + 9.2%
Nasdaq Stock Market Index -30.9%
Nasdaq Bank Index + 2.2%
% Change for 6 months ended 12/31/02
First Indiana Corporation -13.5%
Nasdaq Stock Market Index -8.5%
Nasdaq Bank Index -7.6%

	Dec-97	Jun-98	Dec-98	Jun-99	Dec-99	Jun-00	Dec-00	Jun-01	Dec-01	Jun-02	Dec-02
First Indiana Corp.	$100	$105	$81	$88	$90	$84	$100	$112	$96	$121	$105
Nasdaq Stock Market	$100	$120	$141	$173	$261	$255	$157	$138	$125	$94	$86
Nasdaq Bank Index	$100	$104	$99	$102	$96	$84	$109	$116	$118	$131	$121

***Assumes that the value of the investment in the Corporation's stock and each index was $100 on December 31, 1997 and that all dividends were reinvested.**
****The NASDAQ Bank Index contains performance data for banks, savings institutions and holding companies.**

Summary

The following table sets forth the compensation awarded to, earned by, or paid to the Chief Executive Officer and the Corporation's four most highly compensated executive officers other than the Corporation's Chief Executive Officer (collectively, the "Named Executive Officers") during the last three fiscal years.

SUMMARY COMPENSATION TABLE

| Name and Principal Position | Year | Annual Compensation | | | Long-Term Compensation | | | All Other Compensation |
| | | | | | Awards[1] | | Payouts | |
		Salary	Bonus	Other Annual Compensation	Restricted Stock Awards	Securities Underlying Options (#)	LTIP Payouts	
Marni McKinney	2002	$295,000	$ —	$ —	$ —	42,000	$ —	$10,787[2]
Chief Executive	2001	295,000	—	—	—	31,250		12,457
Officer of the	2000	244,231	132,853	—	—	97,641		11,607
Corporation								
Owen B. Melton, Jr.	2002	$365,000	$ —	$ —	$ —	42,000	$ —	$ 4,167[3]
President and Chief	2001	365,000	—	—	—	31,250	—	4,358
Operating Officer of	2000	340,000	190,603	—	—	25,000	—	4,592
the Corporation;								
President and Chief								
Executive Officer of								
the Bank								
Patrick J. Early	2002	$268,605	$ 37,500	$ —	$ —	13,375	$ —	$15,539[4]
President, Somerset	2001	277,210	7,500	—	—	6,249	—	12,486
Financial Services,	2000	68,362[5]	3,750	—	—	12,855	—	3,366
L.L.C.								
Robert H. McKinney	2002	$220,000	$ —	$ —	$ —	42,000	$ —	$ 5,718[6]
Chairman of the	2001	220,000	—	—	—	31,250	—	6,503
Corporation	2000	204,615	113,603	—	—	75,192	—	8,118
William J. Brunner	2002	$194,300	$ —	$ —	$ —	12,500	$ —	$ 6,465[7]
Vice President, Chief	2001	178,077	—	—	—	6,249	—	7,338
Financial Officer and	2000	168,466	82,500	—	—	2,500	—	1,320
Treasurer of the								
Corporation; Senior								
Vice President of the								
Bank's Financial								
Management Division								
and Chief Financial								
Officer of the Bank								

---

[1] Adjusted for all stock splits through December 31, 2002.

[2] Consists of a $8,037 contribution by the Bank to the Stock Purchase Plan, and a $2,750 contribution by the Bank to Ms. McKinney's account in the Bank's 401(k) Plan.

[3] Consists of a $1,417 contribution by the Bank to the Stock Purchase Plan, and a $2,750 contribution by the Bank to Mr. Melton's account in the Bank's 401(k) Plan.

[4] Consists of a $2,148 contribution by Somerset Financial Services, L.L.C. to the Somerset Financial Services Employee Stock Purchase Plan, a $12,125 contribution by Somerset Financial Services, L.L.C. to Mr. Early's account in the Somerset Financial Services, a Subsidiary of First Indiana Corporation, Profit Sharing and 401(k) Savings Plan, and $1,266 in commissions received.

[5] On September 29, 2000, the Somerset Group, Inc. was merged into First Indiana Corporation. Mr. Early's 2000 compensation data includes only amounts paid by First Indiana Corporation, or a subsidiary thereof, after September 29, 2000.

[6] Consists of a $3,483 contribution by the Bank to the Stock Purchase Plan, and a $2,235 contribution by the Bank to Mr. McKinney's account in the Bank's 401(k) Plan.

[7] Consists of a $2,833 contribution by the Bank to the Stock Purchase Plan, the payment by the Bank of $1,261 for term life insurance premiums, and a $2,371 contribution by the Bank to Mr. Brunner's account in the Bank's 401(k) Plan.

Stock Options

The following table sets forth certain information with respect to stock options granted to the Named Executive Officers during the last fiscal year. The Potential Realizable Value columns on the right of this table assume that the value of the underlying stock will appreciate each year at the specified percentages.

OPTION GRANTS IN THE LAST FISCAL YEAR

| | Individual Grants | | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term | | |
Name	Number of Securities Underlying Options/SARs Granted	% of Total Options/ SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Share)	Grant Date Market Price ($/Share)	Expiration Date	0%	5%	10%
Marni McKinney	5,733	1.19%	$19.18	$17.44	01-17-07	($9.975)	$17,648	$51,066
	25,516	5.28%	17.44	17.44	01-17-12	0	279,858	709,214
	17,000	3.52%	19.54	19.54	11-20-12	0	208,906	529,409
Owen B. Melton, Jr.	31,249	6.47%	17.44	17.44	01-17-12	0	342,737	868,562
	17,000	3.52%	19.54	19.54	11-20-12	0	208,906	529,409
Patrick J. Early	4,375	.91%	17.44	17.44	01-17-12	0	47,985	121,603
	4,000	.83%	22.00	22.00	06-27-12	0	55,343	140,249
	5,000	1.04%	19.54	19.54	11-20-12	0	61,443	155,709
Robert H. McKinney	5,733	1.19%	19.18	17.44	01-17-07	(9.975)	17,648	51,066
	25,516	5.28%	17.77	17.44	01-17-12	0	279,858	709,214
	17,000	3.52%	19.54	19.54	11-20-12	0	208,906	529,409
William J. Brunner	9,373	1.94%	17.44	17.44	01-17-12	0	102,802	260,521
	5,000	1.04%	19.54	19.54	11-20-12	0	61,443	155,709

The following table sets forth on an aggregate basis each exercise of stock options during fiscal year 2002 by each of the Named Executive Officers and the 2002 year-end value of the unexercised options of each such executive officer.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
AND
FISCAL YEAR-END OPTION VALUES

Name	Shares Acquired on Exercise (#)	Value Realized	Number of Securities Underlying Unexercised Options at FY-End		Value of Unexercised In-the-Money Options at FY-End	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Marni McKinney	9,452	$28,072	161,168	48,249	$639,715	$27,302
Owen B. Melton, Jr.	—	—	111,356	48,249	335,151	33,436
Patrick J. Early	7,562	49,909	—	24,917	—	26,171
Robert H. McKinney	9,452	28,072	130,447	48,249	324,666	27,302
William J. Brunner	—	—	—	23,122	—	20,554

Name	Shares Underlying Options When Market Price Exceeded Exercise Price	Shares Underlying Options When Exercise Price Exceeded Market Price
Marni McKinney	108,868	52,300
Owen B. Melton, Jr.	65,107	46,249
Patrick J. Early	—	—
Robert H. McKinney	78,147	52,300
William J. Brunner	—	—

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Pension Plans

The following table sets forth, in specified compensation and years of service classifications, the estimated annual benefits payable upon retirement at age 65 under the Bank's non-contributory, qualified defined benefit pension plan (the "Qualified Plan"), as supplemented by the supplemental benefit plan adopted by the Bank on January 17, 1992 (the "Supplemental Plan") (the Qualified Plan and the Supplemental Plan are collectively referred to as the "Plans"). While the table shows the annual benefit payable for life with 10 years certain, participants may elect to receive the present value of the entire benefit in one lump sum, among other payment options.

PENSION PLAN TABLE[1]

Covered Compensation	10 Years' Benefit Service	20 Years' Benefit Service	30 Years' Benefit Service	40 Years' Benefit Service
$100,000	$18,028	$36,056	$54,083	$73,097
120,000	22,028	44,056	66,083	89,097
140,000	26,028	52,056	78,083	105,097
160,000	30,028	60,056	90,083	121,097
180,000	34,028	68,056	102,083	137,097
200,000	38,028	76,056	114,083	153,097
220,000	42,028	84,056	126,083	169,097
240,000	46,028	92,056	138,083	185,097
260,000	50,028	100,056	150,083	201,097
280,000	54,028	108,056	162,083	217,097
300,000	58,028	116,056	174,083	233,097
320,000	62,028	124,056	186,083	249,097
340,000	66,028	132,056	198,083	265,097
360,000	70,028	140,056	210,083	281,097
380,000	74,028	148,056	222,083	297,097
400,000	78,028	156,056	234,083	313,097
500,000	98,028	196,056	294,083	393,097
600,000	118,028	236,056	354,083	473,097
700,000	138,028	276,056	414,083	553,097
800,000	158,028	316,056	474,083	633,097

[1] Amounts shown are based on an assumed Social Security integration base of $39,444 and are not subject to any deduction for Social Security or other offset amounts.

The annual retirement benefit displayed in the Pension Plan Table is the product of (i) the participant's number of years of credited benefit service, multiplied by (ii) the sum of 1.5% of that portion of the participant's covered compensation that does not exceed the Social Security integration base for the participant plus 2% of the participant's covered compensation that exceeds such integration base. Compensation covered by the plan is the sum of the average of a participant's annualized rate of base salary (as reported in the Salary column of the Summary Compensation Table) for the five consecutive years of employment which produce the highest such average, plus the annual average of all bonuses (including both the Bonus and the LTIP Payouts columns as reported in the Summary Compensation Table, and the market value on the date of vesting of any restricted stock awards made pursuant to the Long-Term Plan) paid to the participant for the three years preceding the participant's retirement. As of January 1, 2003, the number of years of credited benefit service and the compensation covered by the Plans (based on average annual salaries for 1998-2002 and average annual bonuses for 2000-2002) for each of the Named Executive Officers were as follows: Marni McKinney, 15 years—$334,195; Owen B. Melton, Jr., 23 years—$543,638; Robert H. McKinney, 47 years—$401,484; and William J. Brunner, 1 year—$219,330. Patrick J. Early did not participate in the Plans.

Employment Agreements and Other Arrangements

Special retirement benefits are provided under the Supplemental Plan to Mr. McKinney. His normal retirement benefit under the Supplemental Plan is payable for life and 15 years certain. The monthly amount of his normal benefit is the higher of two calculated amounts. The first is his monthly retirement benefit that would be payable to him under the Supplemental Plan if such benefit were determined in the normal way and were payable for life only. The second is a monthly retirement benefit equal to the excess of (i) 80% of his adjusted monthly compensation over (ii) the sum of (a) his monthly retirement benefit under the Qualified Plan (determined as though such benefit were payable in the form of a straight-life annuity) plus (b) his primary Social Security benefit payable at age 65. For purposes of the foregoing, Mr. McKinney's adjusted monthly compensation is one-twelfth of the sum of (i) his highest annual rate of salary from the Corporation plus (ii) the greater of (a) 37.5% of his highest annual rate of salary from the Corporation or (b) the annual average of all bonuses paid to him by the Corporation for the three years next preceding his retirement. In the last fiscal year, Mr. McKinney received $134,892 in payments under the Qualified Plan.

Special death benefits are provided under the Supplemental Plan to Ms. McKinney, Mr. Melton and Mr. McKinney. This death benefit equals three times their respective highest annual rates of salary, grossed up for income taxes at the highest applicable marginal rate in effect at the time of death, and is payable when they die, and without regard to when they separate from service.

Ms. McKinney, Mr. Melton and Mr. McKinney are parties to agreements with the Corporation, and Mr. Brunner is party to an agreement with the Bank, which agreements provide for certain benefits if the executive officer's employment is terminated in connection with a change in control of the Corporation (as defined in the applicable agreement), other than a termination with cause (as defined in the applicable agreement) or a termination by the officer without good reason (as defined in the applicable agreement). In such case, Mr. Brunner would be entitled to a severance payment equal to the amount of his annual base salary (calculated as twelve times the highest monthly base salary paid to the executive officer during the twelve months prior to the change in control) plus any portion of the executive officer's base salary for the period prior to such termination not already paid, plus any compensation previously deferred by the executive officer, accrued vacation pay and a lump-sum pension supplement, and Ms. McKinney, Mr. Melton and Mr. McKinney would be entitled to a severance payment equal to three times their annual base salary, plus the additional items listed above. Certain adjustments may be made to the severance payments made in connection with the change in control if such payments would be subject to the excise tax imposed on "excess parachute payments" under Section 4999 of the Code.

The Board of Directors unanimously recommends that shareholders vote FOR the following proposal.

PROPOSAL NO. 2:   RE-APPROVAL OF PERFORMANCE MEASURES INCLUDED IN THE LONG-TERM MANAGEMENT PERFORMANCE INCENTIVE PLAN

The Board adopted the Long-Term Plan on January 23, 1997, and the shareholders approved the Long-Term Plan at the Annual Meeting held on April 16, 1998. The Board adopted amendments to the Long-Term Plan on January 21, 2003. Since these amendments did not alter or affect the material terms of the performance measures set forth in the plan, they did not require shareholder approval and became effective immediately. Shareholders now are being asked to re-approve a portion of the plan, the performance measures, as required for compliance with tax laws. The Long-Term Plan is intended to permit the grant or award of incentive compensation that satisfies the requirements for performance-based compensation within the meaning of Section 162(m) of the Code. Section 162(m) of the Code generally disallows a tax deduction for compensation paid in excess of $1,000,000 to the Corporation's chief executive officer or any of its four other most highly compensated officers. Performance-based compensation is not subject to the deduction limit if certain requirements are met. One of the requirements is that the material terms of the performance measures on which payment of the compensation is conditioned must be disclosed to and approved by the Corporation's shareholders every five years. The shareholders now are being asked to re-approve the performance measures set forth in the plan, and the Board of Directors recommends a vote for re-approval.

Plan

The Long-Term Plan authorizes the Corporation to continue its practice of providing incentive compensation to key executives based on the attainment, during a three-year performance period, of specific targets under one or more performance measures set forth in the plan. The first performance period was for calendar years 1997-1999. The second performance period was for calendar years 2000-2002. Subsequent performance periods will begin January 1 of each third year thereafter, starting with January 1, 2003, subject to the approval of the Compensation Committee.

The purposes of the Long-Term Plan are to attract, retain and motivate executives and key employees of the highest caliber and quality by providing them with the opportunity to earn incentive compensation directly linked to the Corporation's long-term performance. In this respect, the Long-Term Plan supplements the Annual Management Incentive Plans of the Corporation by encouraging senior executive officers to focus on long-term growth and prosperity in addition to annual target requirements.

Any shareholder may request and receive a copy of the Long-Term Plan from the Corporation's Secretary, 2800 First Indiana Plaza, 135 North Pennsylvania Street, Indianapolis, Indiana 46204.

Performance Measures

The Long-Term Plan provides for the payment of incentive compensation that is conditioned upon the attainment of specific targets set by the Compensation Committee under one or more of the performance measures set forth in the plan. Performance measures may relate to a participant or particular group of participants, to the Corporation or the Bank, or to the Corporation and its subsidiaries as a whole. Performance measures may vary from one three-year performance period to the next. The plan permits the Compensation Committee to designate specific performance targets or goals based on the following criteria for measuring performance:

- Net income
- Net income growth rate
- Return on equity
- Fair market value of common stock
- Economic value added
- Level of non-performing loans
- Expense management
- Deposits
- Loan originations
- Market share
- Industry leadership
- Organizational development

The Corporation's shareholders now are being asked to re-approve the foregoing criteria for measuring performance.

Administration

The Long-Term Plan is administered by the Compensation Committee, composed of not less than two directors, each of whom shall be "outside directors" within the meaning of Section 162(m) of the Code. The Board of Directors, however, reserves the right to grant awards that might fail to satisfy the requirements for deductibility under Section 162(m) of the Code. The Compensation Committee's powers include authority, within the limitations set forth in the Long-Term Plan, to construe, interpret and implement the Long-Term Plan, to prescribe, amend and rescind rules and procedures relating to the Long-Term Plan, to select the senior executive officers who will be permitted to participate, to determine the amount of cash or stock which may be earned and the performance goals which must be achieved in order for such amount to be earned, to determine at the end of each performance period whether the performance measures established for that period were achieved and the extent to which the incentive amount for each participant was earned, to determine whether a participant's incentive amount, although earned, should be reduced or eliminated, and to determine whether payment of a participant's incentive amount will be made at the end of the performance period or deferred. The determinations of the Compensation Committee are made in its sole discretion and are conclusive. The Compensation Committee presently consists of Gerald L. Bepko (Chairman), Phyllis W. Minott and John W. Wynne.

Awards for the 2003-2005 Performance Period

Participation in the Long-Term Plan is limited to senior executive officers of the Corporation or the Bank. Such officers may participate in the Long-Term Plan either as Group A participants or as Group B participants. An executive cannot participate both as a Group A participant and as a Group B participant for the same performance period.

Awards to Group A participants are made in the form of restricted stock grants under the 2002 Plan (as defined in footnote 9 on page 5). The Compensation Committee may include tax gross-up rights as part of such awards. To the extent such rights are included, payment of a portion of the award will be made in restricted stock and payment of the balance will be made in cash, with the cash portion approximating the aggregate amount of federal, state and local income taxes that will be payable by the participant on both the restricted stock and cash portions of the award. The Compensation Committee has determined that tax gross-up rights will be included as a part of the awards to Group A participants.

Awards to Group B participants are set as a percentage of the participant's annual rate of base salary in effect during the applicable three-year performance period. The amount so determined may be paid, at the election of the Compensation Committee, in cash or common stock of the Corporation or any combination thereof. The Compensation Committee has determined provisionally that awards to Group B participants for the 2003-2005 and subsequent performance periods will be paid 50% in cash and 50% in common stock of the Corporation.

The Compensation Committee selects participants for the Long-Term Plan at the start of each three-year performance period. For the 2003-2005 performance period, the Compensation Committee has designated three Group A participants and six Group B participants. The Group A participants are: Marni McKinney, Owen B. Melton, Jr. and Robert H. McKinney. The Group B participants designated by the Compensation Committee are: William J. Brunner; Patrick J. Early; Merrill E. Matlock, Senior Vice President of the Bank's Community Bank—Commercial Banking Division; David A. Lindsey, President of the Bank's Consumer Finance Bank; Timothy J. O'Neill, Senior Vice President of the Bank's Investor Sales and Loan Administration Division; and Kenneth L. Turchi, Senior Vice President of the Bank's Community Bank—Retail Banking Division. Subject to the attainment of specified performance measures, each Group A participant in the Long-Term Plan will be eligible to receive 12,000 shares of the Corporation's common stock and an associated tax gross-up cash payment, and each Group B participant will be eligible to receive an amount equal to 50% of the participant's average annual rate of base salary in effect during the performance period. Unless the Compensation Committee determines otherwise, this amount will be payable 50% in cash and 50% in common stock of the Corporation.

Maximum Award Limits

The Compensation Committee specifies, when making an award to a participant, the maximum incentive amount the participant may earn under the award. The maximum so specified is subject to maximums set out in the Long-Term Plan. In the case of a Group A participant, the maximum allowable incentive amount for any three-year performance period is the sum of (i) such number of such shares of common stock of the Corporation as shall have a value of $1,000,000 at the beginning of such performance period, rounded down to the nearest whole number of shares, plus (ii) a cash amount equal to the federal, state and local income taxes for which the participant may be liable, assuming taxation at the highest marginal rate, both with respect to the stock and with respect to such cash amount. In the case of a Group B participant, the maximum allowable incentive amount for any three-year performance period is the lesser of $250,000 or 100% of the participant's annual salary in effect at the beginning of the performance period.

Termination of Employment

If an executive's employment terminates during a performance period by reason of a qualifying circumstance (as defined in the Long-Term Plan), and if the performance measures for such period ultimately are met, the executive may receive, at the discretion of the Compensation Committee, a pro rata payment based upon the amount of time the executive was employed during the performance period. If an executive's employment terminates during a performance period for any other reason, the executive will not be entitled to an award. However, in certain events involving a Change of Control, an executive may receive a pro rata payment, or in some cases full payment, of his or her incentive amount, notwithstanding termination of his or her employment. A termination is deemed to be by reason of a qualifying circumstance if (i) it occurs due to the participant's death or disability, (ii) it occurs after the participant has attained age 62 and completed 25 years of service, or (iii) it is due to a reduction in force, reallocation of responsibilities or similar initiative of the Corporation or employing subsidiary and is unrelated to any dissatisfaction, merited or unmerited, with the participant's job performance. For purposes of the Long-Term Plan, a participant's employment is deemed to terminate before the end of the performance period, even if it does not actually so terminate, if, before the end of such performance period, and before the occurrence of a change in control, (i) the participant gives notice of his or her resignation to the Corporation or employing subsidiary, effective as of a date before or within 60 days after the end of the performance period, (ii) the participant takes any action, such as accepting another job, that indicates he or she definitely plans to terminate his or her employment within 60 days after the end of the performance period, or (iii) the Corporation or employing subsidiary gives notice to the participant that his or her employment is being terminated as of a date prior to or within 30 days after the end of the performance period.

Amendment and Termination

The Board or the Compensation Committee may amend or terminate the Long-Term Plan at any time. However, no action will be effective without shareholder approval to the extent necessary to continue to qualify the amounts payable to covered employees as performance-based compensation under Section 162(m) of the Code.

Long-Term Management Performance Incentive Plan

*(The following schedule is a **hypothetical summary** of the awards that would have been due the participants if the performance measures for the 2000-2002 period had been attained. Because the performance measures were not attained, the awards listed in the table were not granted to the participants.)*

Name and Position	Dollar Value ($)[1,2] (Not Paid)	Number of Units[1,3]
Marni McKinney .... Chief Executive Officer of the Corporation	$ 505,323[4]	15,000
Robert H. McKinney .... Chairman of the Corporation	$ 505,323[4]	15,000
Owen B. Melton, Jr. .... President and Chief Operating Officer of the Corporation; President and Chief Executive Officer of the Bank	$ 505,323[4]	15,000
Patrick J. Early .... President, Somerset Financial Services, L.L.C.	$ 0[5]	0
William J. Brunner .... Vice President, Chief Financial Officer and Treasurer of the Corporation; Senior Vice President and Chief Financial Officer of the Financial Management Division of the Bank	$ 89,050[6]	0
All Current Executive Officers as a Group	$2,034,118	45,000
All Current Directors who are not Executive Officers as a Group	$ 0	0
All employees, including all current officers who are not Executive Officers as a Group	$ 0	0

[1] Because the benefits for the 2003-2005 performance period are not determinable, the Dollar Value and Number of Units represent the benefits or amounts which would have been received by or allocated to each of the indicated individuals or groups in 2002, assuming the performance measures for the 2000-2002 period had been attained. Please note that no payments were made in 2002 because the performance measures for the 2000-2002 period were not attained. Further, the amounts presented in this table represent the total awards for each of the participants during the performance period had the performance measures been attained.

[2] The Dollar Value is based on a per share value of $18.51, the market value of the Corporation's common stock at the close of the market on December 31, 2002.

[3] Each unit is a notional unit of measurement equivalent to one share of the common stock of the Corporation, as adjusted for stock splits through December 31, 2002.

[4] Includes a gross-up in the amount of $227,673 to offset the participant's tax liability.

[5] Mr. Early did not participate in the Long-Term Plan during the 2000-2002 period. Therefore, Mr. Early was not eligible for an award under the Long-Term Plan even if the performance measures for the 2000-2002 period had been attained.

[6] Assumes the Compensation Committee elected to provide the award 100% in cash.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans as approved by security holders	1,495,538	$16.43	895,689
Equity compensation plans not approved by security holders	—	$ —	—
Total	1,495,538	$16.43	895,689

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The Board of Directors unanimously recommends that shareholders vote FOR the following proposal.

PROPOSAL NO. 3:   RATIFICATION OF THE SELECTION OF KPMG AS AUDITORS

The selection of auditors is being submitted for ratification by the Corporation's shareholders. The Corporation's financial statements for the fiscal year ended December 31, 2002 were audited by KPMG. The Audit Committee of the Board of Directors independently has selected KPMG as the Corporation's independent auditors for the fiscal year ending December 31, 2003, with the ratification of the full Board of Directors. Representatives of KPMG are expected to attend the Annual Meeting with the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

If shareholders do not ratify the selection of KPMG, the selection of independent auditors will be reconsidered by the Audit Committee of the Board of Directors. Even if the appointment is ratified, the Audit Committee of the Board of Directors, in its discretion, may direct the appointment of a different independent accounting firm at any time during the year if the Audit Committee of the Board of Directors determines that such a change would be in the Corporation's and its shareholders' best interests.

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The following Report of the Audit Committee shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any of the Corporation's filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Corporation specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

Report of the Audit Committee

In connection with the December 31, 2002 financial statements of the Corporation, the Audit Committee: (a) reviewed and discussed the audited financial statements with management; (b) discussed with KPMG, the Corporation's independent auditor, the matters required by Statement on Auditing Standards No. 61; (c) received the written disclosures and the letter from the independent auditors required by Independence Standards Board Statement No. 1; (d) discussed with the independent auditors the independent auditors' independence; and (e) considered whether the provision of services by the independent auditor for matters other than the annual audit and quarterly financial statement reviews is compatible with maintaining the independent auditor's independence. Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report filed with the Securities and Exchange Commission on Form 10-K. The Audit Committee's reviews and discussions with management and KPMG do not assure that the Corporation's financial statements are presented in accordance with generally accepted accounting principles, that the audit of the Corporation's financial statements has been carried out in accordance with generally accepted auditing standards or that the Corporation's independent accountants are in fact "independent." The Audit Committee has relied, without independent verification, on management's representations that the financial statements have been prepared with integrity and objectivity and are presented in conformity with generally accepted accounting principles and on the representations of KPMG included in its report on the Corporation's financial statements.

The Board of Directors has adopted a written charter for the Audit Committee. The Audit Committee participated in the creation, review and assessment of its charter and, in accordance with Rule 4350(d)(1) of the National Association of Securities Dealers' ("NASD") listing standards, has determined that the charter is adequate. A copy of that charter is included within this Proxy Statement as *Exhibit A*. The Board of Directors has determined that the members of the Audit Committee are independent, as that term is defined in Rule 4200(a) of the NASD's listing standards, and that Audit Committee members, Phyllis W. Minott and Michael L. Smith, are "Audit Committee Financial Experts," as defined in the SEC Final Rule: Disclosure Required by Sections 406 and 407 of the Sarbanes-Oxley Act of 2002. Additionally, the Board of Directors, through the Audit Committee, has approved an Insider Trading Policy.

Audit Fees; Audit-Related Fees

The total fees billed for professional services rendered in connection with the audit of the Corporation's annual financial statements and the reviews of the financial statements included in the Corporation's Forms 10-Q totaled $170,000 for 2002 and $157,900 for 2001. The aggregate fees for products and services provided by the independent auditors for audit-related fees, other than the services reported above, were $38,300 in 2002 and $21,300 for 2001. The services provided for the foregoing fees included the audit of the Corporation's 401(k) plan, implementation of SFAS 141 and 142 and the provision of advice regarding accounting issues related to certain commercial banking losses.

Tax Fees

The aggregate fees billed for professional services rendered by the independent auditors for tax compliance, tax advice, and tax planning were $97,550 in 2002 and $186,245 in 2001. The services provided for the foregoing fees included the preparation of certain tax returns, preparation of certain tax forms for various benefit plans and tax consulting primarily related to the acquisition of MetroBanCorp.

Independent Auditor Selection and Approval of Services

Prior to engaging the independent auditors to render the above services, the Audit Committee approved the engagement for each of the services.

Audit Committee
Phyllis W. Minott, Chairperson
Anat Bird
Andrew Jacobs, Jr.
Michael L. Smith
John W. Wynne

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Corporation's officers and directors, and persons who own more than 10% of the Corporation's common stock, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than 10% shareholders (the "Reporting Persons") are required by Securities and Exchange Commission regulations to furnish the Corporation with copies of all Section 16(a) forms they file.

The Form 3 for Pedro Granadillo was filed approximately two weeks late after his election at the 2002 Annual Meeting. Based solely on a review of the copies of such forms furnished to the Corporation, the Corporation believes that during 2002 all other Reporting Persons complied with the filing requirements of Section 16(a).

ANNUAL REPORT

A copy of the Corporation's Annual Report for the year ended December 31, 2002 has been provided to all shareholders as of the record date. The Annual Report is not to be considered as proxy solicitation material.

OTHER MATTERS

The Board of Directors knows of no other matters to be brought before the Annual Meeting. However, if other matters should come before the meeting, it is the intention of each person named in the proxy to vote such proxy in accordance with his or her judgment on such matters.

EXPENSES OF SOLICITATION

The entire expense of preparing, assembling, printing and mailing the proxy form and the material used in the solicitation of proxies will be paid by the Corporation. The Corporation does not expect that the solicitation will be made by specially engaged employees or paid solicitors. Although the Corporation might use such employees or solicitors if it deems them necessary, no arrangements or contracts have been made with any such employees or solicitors as of the date of this statement. In addition to the use of the mails, solicitation may be made by telephone, telegraph, cable or personal interview. The Corporation will request record holders of shares beneficially owned by others to forward this Proxy Statement and related materials to the beneficial owners of such shares, and will reimburse such record holders for their reasonable expenses incurred in doing so.

IT IS IMPORTANT THAT PROXIES BE RETURNED OR VOTED PROMPTLY. Whether or not you attend the meeting, you are urged to execute and return the proxy or to vote your proxy via telephone or the Internet in accordance with the instructions on your proxy card.

For the Board of Directors,

Robert H. McKinney,
Chairman

March 21, 2003

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Exhibit A
to
First Indiana Corporation Proxy Statement

FIRST INDIANA
CORPORATION

Charter of the Audit Committee of the Board of Directors

I. Audit Committee Purpose

The Audit Committee is appointed by the Board of Directors to assist the Board of Directors in fulfilling its oversight responsibilities. The Audit Committee's primary responsibilities are to:

- Oversee the integrity of First Indiana's reporting processes and systems of internal control. Special emphasis should be given to material systems and processes that generate data to management for making business decisions, reporting financial results and complying with all rules and regulations.
- Be directly responsible for the appointment, compensation and oversight of the activities of First Indiana's independent auditors.
- Oversee and evaluate the activities of the director of internal audit and staff.
- Provide avenues of communication among the independent auditors, management, the internal auditing department, and the Board of Directors.
- Provide an avenue of communication for all directors, officers and employees to assure that First Indiana policies and applicable laws and regulations are adhered to by all personnel.

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to all First Indiana personnel as well as the independent auditors. The Audit Committee has the authority to retain, at First Indiana's expense, special legal counsel, accountants, or other consultants or experts it deems necessary in the performance of its duties.

II. Audit Committee Composition and Meetings

Audit Committee members shall meet the requirements of the National Association of Securities Dealers, Inc. (the "NASD"), the Securities and Exchange Commission (the "SEC") and banking regulators. The Audit Committee shall be composed of three or more directors as determined by the Board of Directors, each of whom shall be an independent director, free from any relationship that would interfere with the exercise of his or her independent judgment. All members of the Audit Committee shall have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements, and at least one member of the Audit Committee shall have accounting or related financial management expertise, sufficient to qualify as an "audit committee financial expert" as defined by the SEC and the NASD.

Audit Committee members shall be appointed by the Board of Directors. If an Audit Committee Chair is not designated by the Board of Directors, the members of the Audit Committee may designate a Chair by majority vote of the Audit Committee membership. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members.

The Audit Committee shall meet no fewer than four times annually. The Audit Committee Chair shall prepare and/or approve an agenda in advance of each meeting. The Audit Committee shall meet at least quarterly in a private, executive session with the director of the internal auditing department, the independent auditors, and as a committee to discuss any matters that the Audit Committee or the internal or independent auditors believe should be discussed.

III. Audit Committee Responsibilities

The Audit Committee's role is one of oversight, and it is recognized that First Indiana's management is responsible for preparing First Indiana's financial statements and that the independent auditors are responsible for auditing those financial statements. In carrying out its responsibilities, the Audit Committee's policies and procedures shall remain flexible, in order to react effectively to changing conditions and to ensure to the directors and shareholders that the corporate accounting and reporting practices and other operating controls of First Indiana are in compliance with all requirements and are of the highest quality. Accordingly, the following functions may be varied from time to time as appropriate under the circumstances.

Review Procedures

1. Review and reassess the adequacy of this Charter at least annually. Submit the Charter to the Board of Directors for approval and publish the Charter in First Indiana's proxy statement as required by regulations of the SEC.

2. Review with management and the independent auditor the quality, as well as acceptability, of First Indiana's accounting policies, and discuss with the independent auditor how First Indiana's accounting policies compare with those in the industry and all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, the ramifications of use of such alternative disclosures and treatments and the treatment preferred by the independent auditor.

3. Consider, in consultation with management, the independent auditors, and the internal auditors, the integrity of First Indiana's financial reporting process and controls. Discuss significant financial risk exposures and the steps management has taken to monitor, control, and report those exposures. Review significant findings prepared by the independent auditors and the internal auditing department together with management's responses including the status of previous recommendations. Maintain a follow-up process on recommendations and implementation schedules.

4. Review with financial management and the independent auditors First Indiana's quarterly financial results prior to the release of any statement of earnings and/or First Indiana's quarterly financial statements prior to filing or distribution. (Approval by the Audit Committee, or its Chair or other designated member, is required prior to the issuance of any press release or public filing of any document representing the financial condition of First Indiana.) Discuss any significant changes to First Indiana's accounting principles and any items required to be communicated by the independent auditors in accordance with AICPA SAS 61.

Independent Auditors

5. Review the independence and performance of the independent auditors, and appoint or replace the independent auditors.

6. Preapprove the retention of the independent auditor for any audit services and for any non-audit service within the meaning of Section 10A of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

7. Approve the fees and any other compensation to be paid to the independent auditors.

8. Review and discuss with the independent auditors all relationships they have with First Indiana or services they have performed for First Indiana or its affiliates that could cause the auditors not to qualify as "independent" within the meaning of Section 10A of the Exchange Act or applicable regulations or that could otherwise impair the auditors' independence or objectivity. In order to facilitate this review, the Audit Committee shall at least annually require a formal written statement from the independent auditors delineating all relationships between the independent auditors and First Indiana.

9. Review the independent auditors' audit plan to see that it is sufficiently detailed and covers any significant areas of concern that the Audit Committee may have.

10. Prior to releasing any statement of year-end earnings, discuss the results of the audit with the independent auditors. Discuss certain matters required to be communicated to audit committees in accordance with SAS 61.

11. Consider the independent auditors' judgments about the quality and appropriateness of First Indiana's accounting principles as applied in its financial reporting.

12. Review with the independent auditors their compliance with SEC requirements respecting the rotation of partners on the audit engagement team.

13. Obtain from the independent auditors assurance that the audit was conducted in a manner consistent with Section 10A of the Exchange Act which sets forth certain procedures to be followed in any audit of financial statements required under the Exchange Act.

Internal Audit Department and Legal Compliance

14. Review and approve the budget, plan, changes in plan activities, organizational structure, and qualifications of the internal audit department, at least annually.

15. Review and approve the appointment, performance, and replacement of the senior internal audit executive.

16. Review significant reports prepared by the internal audit department together with management's response and follow-up to these reports.

17. Review and approve the Annual Risk Assessment for First Indiana and the related activities connected to that Risk Assessment.

18. Function as the Regulatory Compliance Committee of the Board of Directors, responsible for monitoring First Indiana's compliance management programs and the activities of the Corporate Compliance Officer.

19. Review with First Indiana's counsel and/or the Corporate Compliance Officer, as considered necessary, any legal matters or any inquiries received from regulators or governmental agencies that could have a significant impact on First Indiana's financial statements or compliance with applicable laws and regulations.

Other Committee Responsibilities

20. Report annually to shareholders in First Indiana's proxy statement as required by regulations of the SEC.

21. Annually perform a self-assessment of the Audit Committee's performance.

22. Annually review the Disaster Recovery Plan of First Indiana.

23. Establish procedures for (i) the receipt, retention and treatment of complaints received by First Indiana regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by employees of First Indiana of concerns regarding questionable accounting or auditing matters or other irregularities.

24. To the extent required by rules of the NASD, approve all "related party transactions" as defined by the NASD.

25. Perform any other activities consistent with this Charter, First Indiana's By-laws, and governing law, as the Audit Committee or the Board of Directors deems necessary or appropriate.



S O M E R S E T

ACCOUNTANTS AND ADVISORS

Principal Subsidiaries of First Indiana Corporation

VOTE BY TELEPHONE

Have your proxy card available when you call the **Toll-Free number 1-800-542-1160** using a touch-tone telephone. You will be prompted to enter your Control Number. Please follow the simple prompts that will be presented to you to record your vote.

VOTE BY INTERNET

Have your proxy card available when you access the website **www.votefast.com.** You will be prompted to enter your Control Number. Please follow the simple prompts that will be presented to you to record your vote.

VOTE BY MAIL

Please mark, sign and date your proxy card and return it in the **postage-paid envelope** provided or return it to: Stock Transfer Dept (FI), National City, P.O. Box 92301, Cleveland OH 44193-0900.

Vote by Telephone	Vote by Internet	Vote by Mail
Call **Toll-Free** using a Touch-Tone phone: 1-800-542-1160	Access the **Website** and Cast your vote: **www.votefast.com**	Return your proxy in the **Postage-paid** envelope provided

Vote 24 hours a day, 7 days a week!
Your telephone or Internet vote must be received by 10:59 p.m. Eastern Standard Time on April 15, 2003 to be counted in the final tabulation.
IF YOU VOTE BY TELEPHONE OR INTERNET, PLEASE DO NOT SEND YOUR PROXY BY MAIL.

YOUR CONTROL NUMBER IS:

Proxy must be signed and dated below.
Please fold and detach card at perforation before mailing.

FIRST INDIANA CORPORATION

PROXY

This proxy is solicited by the Board of Directors for the Annual Meeting of Shareholders to be held on April 16, 2003.

The undersigned hereby appoints Owen B. Melton, Jr. and Marni McKinney, and each of them, attorneys-in-fact and proxies, with full power of substitution, to attend the Annual Meeting of Shareholders to be held on April 16, 2003 at 9:00 a.m. E.S.T., and at any adjournments or postponements of the Annual Meeting, and to vote as specified on the reverse all shares of the Common Stock of First Indiana Corporation which the undersigned would be entitled to vote if personally present at the Annual Meeting.

The undersigned acknowledges receipt of the Notice of Annual Meeting of Shareholders, Proxy Statement and Annual Report.

Dear Shareholder:

On the reverse side of this card are instructions on how to vote your shares by telephone or over the Internet. Please consider voting by telephone or over the Internet. Your vote is recorded as if you mailed in your proxy card. We believe voting this way may be convenient for most shareholders.

Thank you for your attention to these matters.

First Indiana Corporation

ELECTRONIC ACCESS TO FUTURE DOCUMENTS

As first offered last year, we again are pleased to offer our shareholders the option to access future shareholder communications (for example, annual reports and proxy statements) from us or on our behalf over the Internet, instead of receiving those documents in print. Participation is completely voluntary. If you give your consent, we will notify you when material is available over the Internet and provide you with the Internet location where the material is available. Once you give your consent, it will remain in effect until you inform us otherwise. If you have previously given your consent, there is no need to provide your consent again at this time.

To give your consent, follow the prompts when you vote by telephone or over the Internet or check the appropriate box located at the bottom of the attached proxy card when you vote by mail.

Additionally, to enable us to send you shareholder communications via e-mail, please send an e-mail from your preferred e-mail address to investorrelations@firstindiana.com. Please include your full name and postal address and mention in the e-mail that you are requesting e-mail notification. There is no cost to you for this service other than any charges you may incur from your Internet provider, telephone company and/or cable company. If you currently are receiving shareholder communications from us by this method, you do not need to request the service again at this time.

✧ **Please fold and detach card at perforation before mailing.** ✧

FIRST INDIANA CORPORATION

_____ **PROXY**

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDERS. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1, 2, AND 3.

1. ELECTION OF DIRECTORS
   Nominees for a term of three years:

   (01) Gerald L. Bepko   (02) Anat Bird   (03) William G. Mays

   ❏ FOR all nominees listed above   ❏ WITHHOLD authority to vote for all nominees listed above

   To withhold authority to vote for any individual nominee, write that nominee's name or number below:

   _____

		FOR	AGAINST	ABSTAIN
2.	RE-APPROVAL OF PERFORMANCE MEASURES INCLUDED IN THE LONG-TERM MANAGEMENT PERFORMANCE INCENTIVE PLAN.	❏	❏	❏
3.	PROPOSAL TO RATIFY SELECTION OF KPMG LLP AS INDEPENDENT AUDITORS FOR 2003.	❏	❏	❏

4. IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

❏ I consent to access future shareholder communications over the Internet as stated above and in the Proxy Statement.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE.)